for period ending april 30, 2006	exhibit 77C

File number 811-8767


UBS Money Series


At the special meeting of shareholders held on December 21, 2005 the Funds shareholders elected board members. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.